UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           MATRIX CAPITAL CORPORATION
                                (NAME OF ISSUER)

                         COMMON STOCK, $.0001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   576819 10 6
                                 (CUSIP NUMBER)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                Page 1 of 5 Pages
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CUSIP No. 576819 10 6                 Schedule 13G            Page 2 of 5 Pages



1        NAME OF REPORTING PERSON                               D. Mark Spencer
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                                                                (b)
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States

                   5         SOLE VOTING POWER
    NUMBER OF                                1,280,858

      SHARES       6         SHARED VOTING POWER
                                             0
   BENEFICIALLY
                   7         SOLE DISPOSITIVE POWER
     OWNED BY                                1,280,858

       EACH        8         SHARED DISPOSITIVE POWER
                                             0
    REPORTING

   PERSON WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,146,876
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    19.4%
12       TYPE OF REPORTING PERSON*

                                    IN
                               -------- ---------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 576819 10 6                 Schedule 13G            Page 3 of 5 Pages


Item 1.

         (a)      Name of Issuer:

                  Matrix Capital Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                  1380 Lawrence Street, Suite 1410
                  Denver, Colorado 80204

Item 2.

         (a)      Name of Person Filing:

                  D. Mark Spencer

         (b)      Address of Principal Business Office or, if none, Residence:

                  1380 Lawrence Street, Suite 1410
                  Denver, Colorado 80204

         (c)      Citizenship:

                  United States

         (d)      Title of Class of Securities:

                  Common Stock, $.0001 par value

         (e)      CUSIP No.:

                  576819 10 6

Item 3.           Not Applicable.

Item 4.           Ownership.

         The following information relates to the reporting person's ownership of Common Stock, $.0001 par value, of the issuer as of November 14, 1996. As of that date, the reporting person held 878,910 shares and had the right to acquire beneficial ownership of 267,966 additional shares of such Common Stock within the meaning of Rule 13-3(d)(1)(i) under the Securities Exchange Act of 1934. The right to acquire the additional shares results from an option Guy A. Gibson, the President of the Issuer, has granted to Mr. Spencer to purchase 133,983 of Mr. Gibson's

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CUSIP No. 576819 10 6                 Schedule 13G            Page 4 of 5 Pages


shares and an option Richard V. Schmitz, the Chairman of the Board of the Issuer, has granted to Mr. Spencer to purchase 133,983 of Mr. Schmitz's shares.

         (a)      Amount Beneficially Owned:

                  1,146,876

         (b)      Percent of Class:

                  19.4%

         (c)      Number of Shares as to Which Such Person Has:

                         (i)        sole power to vote or to direct the vote:

                                    1,146,876

                        (ii)        shared power to vote or to direct the vote:

                                    0

                       (iii)        sole power to dispose or to direct the
                                        disposition of:

                                    1,146,876

                        (iv)        shared power to dispose or to direct the
                                        disposition of;

                                    0

Item 5.         Ownership of Five Percent or Less of a Class.

                           If this  statement  is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7.         Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.


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CUSIP No. 576819 10 6                 Schedule 13G            Page 5 of 5 Pages

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  Not Applicable.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 1997
     ----------------



                                                   /s/ D. Mark Spencer
                                                      -----------------
                                                       D. Mark Spencer


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